**STINGRAY COPPER INC. (FORMERLY STINGRAY RESOURCES INC.)**
**MANAGEMENT'S DISCUSSION AND ANALYSIS**
**OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**
**SECOND QUARTER ENDED JULY 31, 2007**

**Dated: September 4, 2007**

## GENERAL

The following Management Discussion and Analysis ("MD&A") of Stingray Copper Inc. ("Stingray" or the "Company") (formerly Stingray Resources Inc.) should be read in conjunction with the Unaudited Consolidated Financial Statements for the six and three months ended July 31, 2007 and notes thereto, and the fiscal years ended January 31, 2007 and 2006. This MD&A covers the last completed quarter and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principals ("GAAP"). Readers are encouraged to read the Company's public information filings at Sedar at www.sedar.com.

## DESCRIPTION OF BUSINESS

Stingray is in the business of exploration and development for copper in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre S.A. De C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.) which have an exploration base located in Hermosillo, Sonora, Mexico.

On May 24, 2007 the Company's Common Shares and Warrants were listed and posted for trading on the TSX under the symbol "SRY" and "SRY.WT".

On June 29, 2007, the Company changed its name from Stingray Resources Inc. to Stingray Copper Inc. [redacted]



## MINERAL PROPERTIES

### El Pilar Property

*Acquisition*

On December 29, 2006, the Company entered into a Share Purchase Agreement (the "Agreement") with Xstrata plc ("Xstrata") to acquire all of the issued and outstanding shares of 43948595 Canada Inc. and 4394909 Canada Inc. which collectively hold 100% interest in the share capital of Noranda Exploracion Mexico S.A. de C.V. ("Normex"). Normex owns a 100% interest in the El Pilar property and several properties within Mexico. Under the Agreement the Company paid a deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price of US$20,000,000.

On April 24, 2007, the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

On April 27, 2007, the Company completed the acquisition of 100% of the shares of Normex by making cash payments totaling $19,872,900 (US$17,750,000) and by issuing 4,219,652 common shares of the Company, representing 5% of the outstanding shares at the closing of the acquisition.

In addition, the Company paid $468,503 as required under the Share Purchase Agreement as a severance amount payable to the employees of Normex. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

*Current Work*

Stingray has commenced a drilling program at the El Pilar property planned to enhance the quality of the resource by in filling the drill spacing to 100 meters between vertical drill holes along the length and across the width of the inferred mineral resource. Table 1 below presents the drill results reported to date from the in fill program. Table 2 presents the holes drilled to the Northwest of the inferred mineral resource. These holes determine the Northwest margin of the resource and have now defined additional areas of copper mineralization for the Company to follow up.

**Table 1. Inferred Mineral Resource Fill In Drill Results: 2007 Program**

| Section | Easting | Hole | From (m) | To (m) | Interval (m) | Grade (Total Copper %) |
|---|---|---|---|---|---|---|
| | | | | | | |
| 9200N | 1500 | S07-04 | 94 | 114 | 20 | 0.21 |
| | | | 132 | 140 | 8 | 0.35 |
| | 1700 | S07-05 | 6.2 | 52 | 45.8 | 0.61 |
| | | | 92 | 135.05* | 43.05 | 0.53 |
| | | S07-05A | 10.2 | 48 | 37.8 | 1.05 |
| | | | 98 | 124* | 26 | 0.48 |
| | 1900 | S07-06 | 6.3 | 76.0 | 69.7 | 0.36 |
| | | | 132 | 219 | 87 | 0.60 |
| | 2100 | S07-07 | 18.75 | 148 | 129.25 | 0.46 |
| | 2300 | S07-08 | 38 | 90 | 52 | 0.28 |
| | | | 146 | 158 | 12 | 0.34 |
| | | or | 38 | 158 | 120 | 0.22 |
| 9100N | 1600 | S07-14 | 9.5 | 16 | 6.5 | 0.21 |
| | 1800 | S07-15 | 0 | 50 | 50 | 0.37 |
| | 2000 | S07-16 | 4 | 98 | 94 | 0.43 |
| | 2200 | S07-17 | 66 | 90 | 24 | 0.45 |
| | | | 124 | 184 | 60 | 0.42 |
| | | or | 24 | 184 | 148 | 0.32 |
| | 2300 | S07-18 | 64 | 82 | 18 | 0.26 |
| | | | 128 | 198 | 70 | 0.35 |
| | | | 50 | 200 | 150 | 0.26 |
| 9000N | 1700 | S07-19 | 10 | 18 | 8 | 0.35 |
| | 1900 | S07-20 | 32 | 104 | 72 | 0.47 |
| | 2300 | S07-22 | 78 | 213 | 135 | 0.22 |
| | | | 148 | 210 | 62 | 0.32 |
| 8900N | 1700 | S07-23 | 30 | 36 | 6 | 0.30 |

*hole stopped at fault breccias

**Table 2: Northwest Drill Results: 2007 Program**

| Section | Easting | Hole | From (m) | To (m) | Interval (m) | Grade (Total Copper %) |
|---|---|---|---|---|---|---|
| | | | | | | |
| 9200N | 1100 | S07-01 | 114 | 124 | 10 | 0.30 |
| | 1300 | S07-02 | 120 | 168 | 48 | 0.32 |
| | 1400 | S07-03 | 122 | 144 | 22 | 0.30 |
| 9100N | 1100 | S07-09 | 82 | 136 | 54 | 0.35 |
| | 1200 | S07-10 | 88 | 168 | 80 | 0.30 |
| | 1300 | S07-11** | | | | No Significant Values |
| | 1400 | S07-12** | | | | No Significant Values |
| | 1500 | S07-13** | | | | No Significant Values |

**to be deepened

The Company is continuing an extensive 25,000 meter fill in drill program at the El Pilar property where 2 drills are drilling HQ core. The purpose of this program is to reclassify the inferred mineral resource and to explore for additional resources in the immediate vicinity. All drill core samples are split by the Company's staff under the direction of the Company's geologists and are delivered for assaying to ALS Chemex, Hermosillo, Sonora, Mexico.

Metallurgical work on the property completed by the property's previous owner (Noranda Mexico) has indicated that the majority of the copper minerals at El Pilar are acid soluble and should be amenable to heap leaching. Stingray's program will incorporate significant metallurgical testing in preparation of a feasibility study for the El Pilar project which is viewed as an SX – EW operation (solvent extraction – electro winning).

*Property Location*

The property is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora- Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. The El Pilar property consists of concessions that total 6324 hectares in fifteen claim blocks located in this prolific copper trend.

*Geology and Resources*

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in a technical report dated December 31, 2006 and amended on April 9, 2007 by Gary Woods, P.Geo., which is filed at SEDAR. At a 0.25% total copper cut-off grade the Inferred Mineral Resource was estimated at 180,047,279 tonnes averaging 0.365% total copper containing approximately 657,000 tonnes of copper (1.448 billion pounds copper).

The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The deposit has been drill tested with 200 metre spaced holes.

*Exploration Potential*

Two holes drilled at the south end and outside of the resource are spaced 600 metres apart and both contain significant mineralized intervals averaging greater than 0.25% copper. The most southerly drill hole along the conglomerate horizon, situated 400 metres further south of the above mentioned holes contains 32 metres of 0.31 % copper and more drilling is needed to confirm the tonnage and grade of the mineralization in this area. Stingray is optimistic that the resource at El Pilar will increase with further drilling.

*Other Exploration Properties*

As part of the purchase, Stingray will also acquire several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities.

**El Indio Properties**

The El Indio properties were returned to the owner as per the terms of the underlying option agreement. Stingray has no further material obligations at these properties.

**Elephant 8 Property**

Stingray staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Work to date has outlined interesting silver and gold mineralization at the San Augustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Company's exploration personnel. The Company monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

**Mineral Exploration Activities**

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Company's mineral properties for the period ended July 31, 2007 were $29,117,085 which includes the El Pilar acquisition cost of $28,208,918 compared to $16,669 for the same period in the prior fiscal year. The Company stopped exploration on the El Indio and Elephant 8 Properties. The identification of the Normex acquisition opportunity resulted in the focusing of the Company's efforts on the assessment, due diligence and acquisition of Normex and the El Pilar property during the period.

**OVERVIEW OF PERFORMANCE**

In summary the Company's financial condition has improved significantly over the six month period ended July 31, 2007. Working capital increased by $24,685,101 from $1,729,171 at January 31, 2007 to $26,414,272 at July 31, 2007.

The net increase is namely attributable to:

(a) net proceeds of $46,576,350 from the issue of shares;
(b) expending $24,053,503 on mineral properties and equipment; and
(c) expending $360,543 on other corporate operations.

**RESULTS OF OPERATIONS**

***Six months ended July 31, 2007***

The net loss for the six months ended July 31, 2007 was $1,995,847 ($0.08 per share) compared with a net loss of $285,970 ($0.02 per share) for the same period in the prior year. The increase in net loss of $1,605,859 is substantially attributable to:

(a) an increase in stock-based compensation expense of $1,352,748 in 2007 compared with nil in the prior year;

(b) operating expenses other than stock-based compensation increased by $253,111 from $371,931 in 2006 to $625,042 in 2007 as a result of increased corporate activity in connection with the acquisition of the El Pilar property described above;

(c) an increase in interest income of $230,679 from $91,429 in 2006 to $322,108 in 2007 which arises from the investment of proceeds from the issuance of shares described in "Overview of Performance" above; and

(d) write-off of the El Indio mineral exploration property of $297,831 compared to nil in the prior year.

***Three months ended July 31, 2007***

The net loss for the three months ended July 31, 2007 was $698,809 ($0.03 per share) compared with a net loss of $145,279 ($0.01 per share) for the same period in the prior year. The increase in net loss of $452,725 is substantially attributable to:

(a) an increase in stock based compensation expense of $258,500 in 2007 compared with nil in the prior year;

(b) operating expenses other than stock-based compensation increased by $194,225 from $194,215 in 2006 to $388,440 in 2007 as a result of increased corporate activity in connection with the acquisition of the El Pilar property described above;

(c) an increase in interest income of $237,305 from $48,203 in 2006 to $285,508 in 2007 which arises from the investment of proceeds from the issuance of shares described in "Overview of Performance" above; and

(d) write-off of the El Indio mineral exploration property of $297,831 compared to nil in the prior year.

**SUMMARY OF QUARTERLY RESULTS**

Selected consolidated financial information for each of the last eight quarters of fiscal 2007 and 2006 (unaudited):

| Quarter Ended | Revenue | Loss For the Period | Loss Per Share * |
|---|---|---|---|
| July 31, 2007 | $285,508 | ($698,809) | ($0.03) |
| April 30, 2007 | $36,600 | ($1,297,038) | ($0.10) |
| January 31, 2007 | $26,559 | ($207,570) | ($0.02) |
| October 31, 2006 | $46,884 | ($142,997) | ($0.01) |
| July 31, 2006 | $48,203 | ($145,279) | ($0.01) |
| April 30, 2006 | $43,226 | ($140,691) | ($0.01) |
| January 31, 2006 | $43,529 | ($129,822) | ($0.01) |
| October 31, 2005 | $35,010 | ($115,994) | ($0.01) |

*basic and diluted

**LIQUIDITY AND CAPITAL RESOURCES**

As mentioned above, the Company's financial position at July 31, 2007 is strong. On April 24, 2007, the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

Stingray arranged the equity financing to fund both the El Pilar property acquisition and an advanced exploration program to better define the size, quality and character of this copper resource. Project advancement to a Feasibility Stage will be the focus of Stingray's immediate efforts in Mexico.

The Company's working capital at July 31, 2007 is $26,414,272. This working capital position, comprised substantially of cash, is sufficient to fund the Company's overheads for the foreseeable future and to fund the Company's planned exploration activity at the El Pilar Copper Property in Mexico. (See section titled "Mineral Properties").

The Company has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

**RISK FACTORS**

**Exploration, Development and Operating Risks**

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development of mineral projects will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The mineral industry is intensely competitive in all its phases. The Company competes with many other mineral exploration companies who have greater financial resources and experience. The market price of metals and other minerals is volatile and cannot be controlled.

If exploration and development programs are successful, additional funds will be required for further exploration and development work to identify an economic ore body or to bring any such ore body to production. The only source of future funds available to the Company is through the sale of additional equity capital or borrowing the funds. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Company or providing the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial condition

**Currency Risks**

The Company has no ongoing revenues from operations. The Company relies on capital raised from the equity markets to obtain required funds to finance ongoing operations. Typically these funds are obtained in Canadian dollars. Most of the Company's expenditures that occur in Mexico are paid in U.S. currency. Accordingly, a strengthened U.S. dollar relative to the Canadian dollar would negatively impact the Company. Conversely, a strengthened Canadian dollar relative to the U.S. dollar positively impacts the Company. The Company does not currently engage in foreign currency hedging activities.

## CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Company's control.

**Mineral properties**

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

**Stock-based compensation**

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

## COMMITMENTS

During the period, the Company entered into an agreement for drilling services in the amount of approximately US$3,000,000

See section below titled "Management Contract".

Other than the above the Company has no other material contractual obligations. All mineral property agreement commitments are at the option of the Company and the Company can terminate the agreements prior to being required to make payments on any underlying property.

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2007.

**USE OF FINANCIAL INSTRUMENTS**

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash.

**RELATED PARTY TRANSACTIONS**

During the period, the Company incurred professional fees of $121,486 (2006 – nil) to a law firm in which a director of the Company is a partner. These transactions have been recorded at the exchange amount, which is the consideration paid as established and agreed to by the related parties.

**CHANGES IN ACCOUNTING POLICIES**

Effective February 1, 2007 the Company adopted the new CICA standards relating to financial instruments. Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other time using cost-based measures. It also specifies how financial instruments gains and losses are be presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands AcG No 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and that disclosures are necessary when it is applied. Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

The Company has evaluated the impact of these new standards on its consolidated financial statements and determined that no adjustments are currently required.

**DISCLOSURE CONTROLS**

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Company's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of material error or fraud is minimal. Management has concluded that the Company's disclosure controls and procedures, as of July 31, 2007, are effective in ensuring that material information is accumulated and disclosed accurately. Management believes that the "cost-effective" disclosure controls, disclosure procedures and internal control systems can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls and procedures are met.

**MANAGEMENT CONTRACT**

The Company is party to an employment contract with Mr. Ricardo Comejo whereby Mr. Comejo will serve the Company in the principal capacity of Vice President, Operations for a period of two years commencing September 3, 2007. The contract shall be automatically renewed for successive two year period subject to mutual agreement. Annual remuneration is US$180,000 with a US$40,000 bonus payable upon certain performance objectives. In the event of a "Fundamental Change" in the Company's status, the contract provides for the election by either party to terminate the contract by making payable to Mr. Comejo two times his annual salary.

**FORWARD LOOKING STATEMENTS**

This MD&A contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in the Company's forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.

Although the Company believes expectations reflected in its forward looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

**OTHER MD&A REQUIREMENTS**

Additional disclosure concerning the Company's operating expenses is provided in the Unaudited Consolidated Financial Statements for the six and three months ended July 31, 2007 available through www.sedar.com.

**OUTSTANDING SHARE DATA**

**Share capital**

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number of Shares | Share Amount |
|---|---|---|
| Balance January 31, 2007 | 12,806,330 | $14,911,978 |
| Issued for cash | 41,700,000 | 50,040,000 |
| Allocated to warrants | - | (7,830,592) |
| Share issue costs | - | (3,463,650) |
| Issued for acquisition of El Pilar mineral properties | 4,219,652 | 5,063,582 |
| Balance July 31 and September 4, 2007 | 58,725,982 | $58,721,318 |

On April 24, 2007 the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

(c) Warrants

Warrant transactions are as follows:

| | Number of Warrants | Allocated Value | Average Exercise Price |
|---|---|---|---|
| Balance January 31, 2007 | - | - | |
| Issued on offering April 24, 2007 | | | |
| Shareholders – expire April 24, 2009 | 20,850,000 | $6,763,740 | $1.80 |
| Brokers – expire October 24, 2008 | 2,502,000 | 1,066,852 | $1.20 |
| Balance July 31, and September 4, 2007 | 23,352,000 | $7,830,592 | $1.74 |

(d) Stock options

Stock option transactions and the number of stock options outstanding is as follows:

| | Number of Options | Value | Average Exercise Price |
|---|---|---|---|
| Balance January 31, 2007 | 610,000 | $254,368 | $0.84 |
| Granted | 2,115,000 | 1,352,748 | $1.20 |
| Balance July 31 and September 4, 2007 | 2,725,000 | $1,607,116 | $1.10 |

At July 31, 2007, the following options are outstanding to purchase common shares:

| Grant date | Expiry date | Number of options | Value | Exercise price |
|---|---|---|---|---|
| May 28, 2004 | May 28, 2009 | 160,000 | $ 86,939 | $1.00 |
| May 28, 2004 | May 28, 2009 | 145,000 | 82,848 | $0.75 |
| June 29, 2005 | June 29, 2010 | 305,000 | 84,581 | $0.80 |
| April 26, 2007 | April 26, 2012 | 1,565,000 | 1,094,248 | $1.20 |
| June 28, 2007 | June 28, 2012 | 550,000 | 258,500 | $1.20 |
| | | 2,725,000 | $ 1,607,116 | |

## Stingray Copper Inc.

(an exploration stage company)
Interim Consolidated Balance Sheets
**July 31, 2007 and January 31, 2007**

| | July 31, 2007 | January 31, 2007 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current assets** | | |
| Cash | 26,272,327 | 1,621,450 |
| Accounts receivable | 368,415 | 68,983 |
| Deferred charges | - | 143,802 |
| | 26,640,742 | 1,834,235 |
| **Deposit** | - | 2,562,075 |
| **Equipment** (note 2) | 131,713 | 77,160 |
| **Mineral exploration properties** (note 4) | 29,499,652 | 680,398 |
| | 56,272,107 | 5,153,868 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 226,470 | 105,064 |
| **Shareholders' Equity** | | |
| **Share capital** (note 5 (b)) | 58,721,318 | 14,911,978 |
| **Contributed surplus** | 178,475 | 178,475 |
| **Warrants A275**(note 5(c)) | 7,830,592 | - |
| **Stock options** (note 5(d)) | 1,607,116 | 254,368 |
| **Deficit** | (12,291,864) | (10,296,017) |
| | 56,045,637 | 5,048,804 |
| | 56,272,107 | 5,153,868 |

See accompanying notes to interim consolidated financial statements.

## Stingray Copper Inc.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Unaudited
**Six Months Ended July 31, 2007 and 2006**

| | Three months ended July 31, 2007 | Three months ended July 31, 2006 | Six months ended July 31, 2007 | Six months ended July 31, 2006 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **Operating expenses** | | | | |
| Depreciation | 2,592 | 1,443 | 9,660 | 6,027 |
| Office rent, communications and insurance | 27,217 | 14,940 | 56,904 | 32,068 |
| Professional fees | 7,714 | 5,000 | 15,752 | 10,000 |
| Project evaluation | 35,736 | 108,618 | 85,804 | 192,578 |
| Promotion and travel | 28,420 | 4,291 | 79,020 | 18,702 |
| Regulatory fees | 128,624 | - | 133,924 | 3,800 |
| Salaries and benefits | 119,036 | 45,138 | 190,070 | 93,029 |
| Shareholder communications | 22,073 | 8,979 | 23,747 | 8,979 |
| Stock based compensation (note 5(d)) | 258,500 | - | 1,352,748 | - |
| Transfer agent fees | 17,028 | 5,806 | 30,161 | 6,748 |
| **Loss from operations** | (646,940) | (194,215) | (1,977,790) | (371,931) |
| **Other income (expense)** | | | | |
| Interest income | 285,508 | 48,203 | 322,108 | 91,429 |
| Foreign exchange loss | (34,354) | 733 | (37,142) | (5,468) |
| Write-off of mineral property | (297,831) | - | (297,831) | - |
| Loss on sale of asset | (5,192) | - | (5,192) | - |
| | (51,869) | 48,936 | (18,057) | 85,961 |
| **Loss for the period** | (698,809) | (145,279) | (1,995,847) | (285,970) |
| **Deficit - Beginning of period** | (11,593,055) | (9,800,171) | (10,296,017) | (9,659,480) |
| **Deficit- End of period** | (12,291,864) | (9,945,450) | (12,291,864) | (9,945,450) |
| **Basic and diluted loss per share** | (0.03) | (0.01) | (0.08) | (0.02) |
| **Weighted average number of shares outstanding** | 25,226,567 | 12,781,330 | 25,226,567 | 12,781,330 |

See accompanying notes to interim consolidated financial statements.

**Stingray Copper Inc.**
(an exploration stage company)
InterimConsolidated Statements of Cash Flows
Unaudited
**Six Months Ended July 31, 2007 and 2006**

| | Three months ended July 31, | | Six months ended July 31, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **Cash provided by (used in):** | | | | |
| **Operations** | | | | |
| Loss for the period | (698,809) | (145,279) | (1,995,847) | (285,970) |
| Items not involving cash | | | | |
| Depreciation | 6,689 | 1,443 | 13,757 | 6,027 |
| Stock-based compensation | 258,500 | - | 1,352,748 | - |
| Write-off of mineral property | 297,831 | - | 297,831 | - |
| Loss on sale of asset | 5,192 | - | 5,192 | - |
| Changes in non-cash working capital | | | | |
| Increase in receivables | (226,396) | (24,482) | (299,432) | (31,655) |
| Decrease in deferred charges | - | - | 143,802 | - |
| Increase (decrease) in accounts payable and accrued liabilities | (158,273) | 2,671 | 121,406 | 15,732 |
| Decrease in taxes payable | (142,382) | - | - | - |
| | (657,648) | (165,647) | (360,543) | (295,866) |
| **Financing** | | | | |
| Net proceeds from issue of shares | 47,858 | - | 46,576,350 | - |
| **Investing activities** | | | | |
| Increase in mineral properties and deferred exploration costs (notes 3 and 4) | (843,198) | (16,669) | (24,053,503) | (16,669) |
| Purchase of equipment | (1,182) | - | (73,502) | - |
| Decrease in deposit | - | - | 2,562,075 | - |
| | (844,380) | (16,669) | (21,564,930) | (16,669) |
| **Increase (decrease) in cash and cash equivalents** | (1,454,170) | (182,316) | 24,650,877 | (312,535) |
| **Cash** | | | | |
| **- Beginning of period** | 27,726,497 | 4,875,125 | 1,621,450 | 5,005,344 |
| **- End of period** | 26,272,327 | 4,692,809 | 26,272,327 | 4,692,809 |

See accompanying notes to interim consolidated financial statements.

# Stingray Copper Inc.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Unaudited
**Six Months Ended July 31, 2007 and 2006**

## 1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2007, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

Other than the changes in accounting policies noted below, the same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

*Changes in accounting policies*

Effective February 1, 2007 the Company adopted the new CICA standards relating to financial instruments. Section 3855, Financial Instruments - Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount - sometimes using fair value; other time using cost-based measures. It also specifies how financial instruments gains and losses are presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands AcG No. 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and that disclosures are necessary when it is applied.

Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It Includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

The Company determined that no adjustments were currently required in connection with the above new CICA standards and accordingly, the adoption of the above Sections did not have any impact on the Company's financial statements.

**2. Equipment**

| July 31, 2007 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| | $ | $ | $ |
| Automotive equipment | 110,481 | 42,256 | 68,225 |
| Office equipment | 71,796 | 8,308 | 63,488 |
| | 182,277 | 50,564 | 131,713 |

| January 31, 2007 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| | $ | $ | $ |
| Automotive equipment | 134,146 | 58,597 | 75,549 |
| Office equipment | 9,634 | 8,023 | 1,611 |
| | 143,780 | 66,620 | 77,160 |

**3. Acquisition of Subsidiary**

On December 29, 2006, the Company entered into a Share Purchase Agreement ("Agreement") with Xstrata plc ("Xstrata") to acquire all of the issued and outstanding shares of 4394895 Canada Inc. and 4394909 Canada Inc. which collectively hold a 100% interest in the share capital of Noranda Exploracion Mexico S.A. de C.V. ("Normex". Normex owns a 100% interest in the El Pilar property and several other properties within Mexico. Under the Agreement the Company paid a deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price of US$20,000,000.

On April 27, 2007 the Company completed the acquisition by making cash payments totaling $19,872,900 (US$17,750,000) and by issuing 4,219,652 common shares of the Company, representing 5% of the outstanding shares at the closing of the acquisition. In addition, the Company paid $468,503 as required under the Agreement as severance amount payable to the employees of Normex. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

The Agreement also provides for an additional 5% of the outstanding shares to be issued to Xstrata upon delivery of a feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised the Company would remain the operator of the joint venture.

### 3. Acquisition of Subsidiary (continued)

The purchase method of accounting has been utilized to record the acquisition.

| | | |
|---|---|---|
| Purchase price: | | |
| Shares of Noranda Exploracion Mexico S.A. de C.V. | $ | 17,074,800 |
| Debt owing to Noranda Mining and Exploration Inc. | | 5,971,636 |
| | | 23,046,436 |
| Shares of Stingray issued to vendors on closing - 4,219,652 shares | | 5,063,582 |
| Total cash and shares | $ | 28,110,018 |
| Fair value of the assets acquired : | | |
| Cash | $ | 4,049 |
| Accounts receivable | | 42,826 |
| Equipment | | 77,696 |
| Mineral exploration properties | | 28,208,918 |
| Accounts payable | | (81,089) |
| Taxes payable | | (142,382) |
| Total | $ | 28,110,018 |

### 4. Mineral exploration properties

| July 31, 2007 | Balance January 31, 2007 | Additions | Written-off | Balance July 31, 2007 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| El Pilar | - | 29,107,874 | - | 29,107,874 |
| El Indio | 295,721 | 2,110 | (297,831) | - |
| Elephant 8 | 384,677 | 7,101.00 | - | 391,778 |
| | 680,398 | 29,117,085 | (297,831) | 29,499,652 |

| January 31, 2007 | Balance January 31, 2006 | Additions | Written-off | Balance January 31, 2007 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| El Indio | 237,174 | 58,547 | - | 295,721 |
| Elephant 8 | 346,434 | 38,243 | - | 384,677 |
| | 583,608 | 96,790 | - | 680,398 |

## 4. Mineral exploration properties (continued)

El Pilar

The property is located in the north-central State of Sonora, Mexico, approximatly fifteen kilometers south of the Arizona, USA/Sonora, Mexico border. The property is situated in the highly productive and prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits. The property consists of concessions that total 6324 hectares in fifteen claim blocks located in the middle of this prolific copper trend.

Elephant 8

During the year ended January 31, 2005, the Company staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

El Indio

On June 28, 2007, the Company terminated its agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest in three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico.

## 5. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number of Shares | Share Amount |
|---|---|---|
| Balance January 31, 2007 | 12,806,330 | $14,911,978 |
| Issued for cash | 41,700,000 | 50,040,000 |
| Fair value of warrants issued to brokers and unit holders | - | (7,830,592) |
| Share issue costs | - | (3,463,650) |
| Issued for acquisition of El Pilar mineral properties | 4,219,652 | 5,063,582 |
| Balance July 31, 2007 | 58,725,982 | $ 58,721,318 |

**5. Share capital (continued)**

On April 24, 2007 the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

The warrants were assigned a value of $6,763,740 using the Black-Scholes option pricing method with the following assumptions: expected life of two years; expected volatility of 67%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

The Company paid the brokers 6% of the gross proceeds raised from the offering. As Additional compensation, the Company granted the agents non-transferable options to purchase 2,502,000 common shares of the Company at a price of $1.20 at any time until April 24, 2009. The warrants were assigned a value of $1,066,852 using the Black-Scholes option pricing method with the following assumptions: expected life of eighteen months; expected volatility of 70%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

(c) Warrants

Warrant transactions are as follows:

| | Number of Warrants | Allocated Value | Average Exercise Price |
|---|---|---|---|
| Balance January 31, 2007 | - | $ - | |
| Issued on offering April 24, 2007 | | | |
| Shareholders - expire April 24, 2009 | 20,850,000 | 6,763,740 | $1.80 |
| Brokers - expire October 24, 2008 | 2,502,000 | 1,066,852 | $1.20 |
| Balance July 31, 2007 | 23,352,000 | $ 7,830,592 | $1.74 |

## 5. Share capital (continued)

(d) Stock options

Stock option trasnsactions and the number of stock options outstanding is as follows:

| | Number of Options | | Value | Average Exercise Price |
|---|---|---|---|---|
| Balance January 31, 2007 | 610,000 | $ | 254,368 | $0.84 |
| Granted | 2,115,000 | | 1,352,748 | $1.20 |
| Balance July 31, 2007 | 2,725,000 | $ | 1,607,116 | $1.10 |

On April 26, 2007, the Company granted options to purchase 1,565,000 common shares of the Company. The fair value of the options on the date of grant was estimated to be 1,094,428 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 65%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

On June 28, 2007 the Company granted options to purchase 550,000 common shares of the Company. The fair value of the options on the date of grant was estimated to be $258,500 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 68%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

At July 31, 2007, the following options are outstanding to purchase common shares:

| Grant date | Expiry date | Number of options | | Value | Exercise price |
|---|---|---|---|---|---|
| May 28, 2004 | May 28, 2009 | 160,000 | $ | 86,939 | $1.00 |
| May 28, 2004 | May 28, 2009 | 145,000 | | 82,848 | $0.75 |
| June 29, 2005 | June 29, 2010 | 305,000 | | 84,581 | $0.80 |
| April 26, 2007 | April 26, 2012 | 1,565,000 | | 1,094,248 | $1.20 |
| June 28, 2007 | June 28, 2012 | 550,000 | | 258,500 | $1.20 |
| | | 2,725,000 | $ | 1,607,116 | |

## 6. Related party transactions

During the period, the Company incurred professional fees of $121,486 (2006-$nil) to a law firm in which a director of the Company is a partner.

## 7. Commitment

During the period, the Company entered into an agreement for drilling services in the amount of approximately US$3,000,000.

## 8. Comparative figures

Certain figures at January 31, 2007 have been reclassified to conform to the current period's presentation.

END